[E.ON LETTERHEAD]
December 14, 2006
VIA EDGAR AND FACSIMILE (202) 942-9648
Mr. Adam Phippen
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA
               Re: Comment Letter of November 30, 2006 (Files No. 001-14688)
Dear Mr. Phippen:
We refer to the comment letter, dated November 30, 2006 (the “Second Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) which contains certain follow-up comments with regard to the October 20, 2006 and November 10, 2006 responses (the “First Responses”) of E.ON AG (“E.ON” or “the Company”) to the Staff’s comment letter of September 27, 2006 (the “First Comment Letter”).
This letter sets forth E.ON’s responses to each of the Staff’s comments contained in the Second Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax. For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.
E.ON respectfully requests that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

December 14, 2006

E.ON AG FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
1.	As requested in our letter dated September 27, 2006, please provide, in writing, a statement from the company acknowledging that:
▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
E.ON Response:
          In accordance with the Staff’s request, E.ON acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 5. Operating an Financial Review and Prospects, page 118
Results of Operations, page 130
Business Segment Information, page 131

December 14, 2006

2.	We reviewed your response to comment 2 from our letter dated September 27, 2006, and the proposed revisions to your disclosure. We believe that the proposed revisions to your disclosure in future filings should include a more detailed discussion regarding the material limitations associated with the use of the non-GAAP EBIT measure as compared to the most directly comparable GAAP financial measure and the manner in which management compensates for the limitations when using the non-GAAP measure. Please refer to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website.

E.ON Response:

As noted in the First Responses, E.ON believes that the detailed disclosures regarding the calculation and use of Adjusted EBIT already included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) provide investors with information necessary to evaluate management’s use of the measure and to understand the nature and composition of Adjusted EBIT.

However, to further enhance our disclosure regarding limitations of our use of Adjusted EBIT and to comply with the Staff’s latest comment, we will further expand that disclosure by adding the following statement to the relevant disclosure beginning in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) and future filings:

“Adjusted EBIT should not be considered in isolation as a measure of E.ON’s profitability and should be considered in addition to, rather than as a substitute for the most directly comparable U.S. GAAP financial measures. In particular, there are material limitations associated with the use of Adjusted EBIT as compared with such U.S. GAAP measures, including the limitations inherent in our determination of each of the adjustments noted above. We seek to compensate

December 14, 2006

for those limitations by providing below a detailed reconciliation of Adjusted EBIT to income from continuing operations before income taxes and minority interests and net income, the most directly comparable U.S. GAAP measures,1 as well as the more detailed textual analysis of year-on-year changes in the key components of each of the reconciling items appearing under the caption “E.ON Group — Reconciliation of Adjusted EBIT” for each of the relevant periods.2 As a result of these limitations and other factors, Adjusted EBIT as used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.”
Item 18. Financial Statements
Notes to Consolidated Financial Statements, page F-6
Notes 2. Summary of Significant Accounting Policies, page F-7
Principles of Consolidation, page F-7
3.	Per your response to comment 8 in our letter dated September 27, 2006, you consolidate all majority-owned subsidiaries if you directly or indirectly have a controlling financial interest as required by SFAS 94. However, due to cost-benefit considerations, approximately 250 subsidiaries which are not material, both individually and in the aggregate, are not consolidated. These subsidiaries are accounted for at cost with no subsequent adjustments. In future filings please revise your consolidation accounting policy disclosure to indicate that such is the case and that the treatment is not in accordance with US GAAP.
E.ON Response:
The Company will revise its consolidation accounting policy3 in the 2006 Form 20-F and future filings as follows:

[1]	Such disclosure appears on page 132 of the 2005 Form 20-F.

[2]	Such disclosure appears on pages 134-135 and 146-147 of the 2005 Form 20-F.

[3]	Such disclosure appears in Note 2 on page F-7 of the 2005 Form 20-F.

December 14, 2006

     Summary of Significant Accounting Policies
     Principles of Consolidation
The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:
▪	Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders’ voting rights (‘‘affiliated companies’’) generally are fully consolidated. Certain majority-owned subsidiaries that are inconsequential, either individually or in the aggregate, are accounted for at cost with no subsequent adjustments unless impaired. Furthermore, Financial Accounting Standards Board (‘‘FASB’’) Interpretation (‘‘FIN’’) No. 46 (revised December 2003), ‘‘Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51’’ (‘‘FIN 46R’’), requires E.ON to consolidate so-called variable interest entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.

▪	Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management (‘‘unconsolidated affiliates’’) are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence in the investees’ operations (‘‘associated companies’’) are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent.

▪	All other share investments are accounted for under the cost method or, if they are marketable, at fair value.

December 14, 2006

A list of all E.ON stockholdings and other interests is filed in the Commercial Register of the Dusseldorf District Court, HRB 22315.
Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that these are material.
Notes 11. Fixed Assets, page F-40
4.	We reviewed your response to comment 11 from our letter dated September 27, 2006. We continue to believe you should provide a more detailed rollforward of the major classes of fixed assets included in the “Real estate, leasehold rights and buildings” and “Technical equipment, plant and machinery” line items as contemplated by APB 12. Please do so in future filings or tell us why you believe your disclosure complies with APB 12.
E.ON Response:
The Company will revise in the 2006 Form 20-F and future filings both its fixed assets policy (as disclosed on page F-11 of the 2005 Form 20-F) and related fixed assets footnote (as disclosed on pages F-40 through F-45 of the 2005 Form 20-F) to include the following major classes of fixed assets:
I.	Real estate and leasehold rights

II.	Buildings

III.	Technical equipment, plant and machinery

IV.	Other equipment, fixtures, furniture and office equipment
The Company believes that it is compliant with the disclosure requirements of APB 12, which require an entity to disclose depreciation expense for the period and accumulated depreciation at the balance sheet

December 14, 2006

date. Both of these required disclosures are included in Note 11 to the 2005 Form 20-F, on pages F-40 and F-42, respectively. As contemplated by Securities Act Release No. 7118, a detailed fixed asset rollforward is not required and the quantitative disclosure requirements regarding property, plant and equipment as contemplated in APB 12 are adequate. Nonetheless, the Company expects to continue to provide a fixed asset rollforward similar to that contained in the 2005 Form 20-F in the 2006 Form 20-F and future filings.

December 14, 2006

Sincerely,

Michael C. Wilhelm
Senior Vice President Accounting
Karl-Heinz Feldmann
Senior Vice President Legal Affairs
Cc:
Marcus Schenck, Member of the Board of Management and Chief Financial Officer
Wolfgang Laue, PricewaterhouseCoopers AG
Wayne Carnall, PricewaterhouseCoopers LLP
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton LLP